

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2009

Mail Stop 4631

Leslie J. Parrette Jr.
Senior Vice President, General Counsel and Compliance Officer
Novelis, Inc.
3399 Peachtree Road, NE, Suite 1500
Atlanta, GA 30326

> **RE:** **Novelis, Inc.**
> **Registration Statement on Form S-4 Amendment No.1**
> **Filed on October 20, 2009**
> **File No.: 333-161892**

Dear Mr. Parrette:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to comment two of our letter dated October 8, 2009. Please be advised that the issuance of guarantees by future subsidiary guarantors would constitute issuance of additional securities which you may not register pursuant to a post effective amendment prior to the expiration of the exchange offer. Refer to Securities Act Rule 413 and Interp. No. 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Results of Operations, page 55

2. We have reviewed your response to comment 20 of our letter dated October 8, 2009. As we previously requested, please revise your description of cost of goods sold here and elsewhere throughout the filing to clearly disclose that cost of goods

sold is exclusive of depreciation and amortization in accordance with SAB Topic 11:B. See pages 55, 61 and 66 for examples where you have not revised the description of cost of goods sold.

3. We have reviewed your response to comment 21 of our letter dated October 8, 2009. It appears that you continue to present an amount that combines the income of each of the four segments in your reconciliation of income from reportable segments to net income (loss) attributable to your common shareholder on pages 59, 64 and 69. This amount represents a non-GAAP measure. As we previously requested, please ensure either:

    (a) it is not presented outside of your SFAS 131 footnote; or

    (b) present the disclosures required by Item 10(e) of Regulation S-K.

You should enhance your disclosures by addressing the following:

- state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- state the manner in which management compensates for these limitations when using the non-GAAP financial measure;
- explain why your management believes that this measure provides useful information to investors;
- provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and
- state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Financial Statements for the Year Ended March 31, 2009

Consolidated Statements of Shareholder's Equity, page F-9

4. We have reviewed your response to comment 33 of our letter dated October 8, 2009. It does not appear that you have disclosed the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130. For example, there are instances where you only disclose that the currency translation adjustment is net of tax but do not disclose the amount. Please advise or revise.

Note 20 – Commitments and Contingencies, page F-72

5. We have reviewed your response to comment 40 of our letter dated October 8, 2009. Regarding the Coca-Cola lawsuit, please disclose the amount of the accrual that you have recorded, if any. Please also disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5.

Note 24 – Supplemental Guarantor Information, page F-84

6. We note your revised disclosure in response to comment 41 of our letter dated October 8, 2009. However, since your disclosure here refers only to the Senior Notes defined on page 192 as the company's 7.25% Senior Notes due 2015, please confirm that the same subsidiary guarantors guaranteeing the Senior Notes are also guaranteeing the notes subject to this registration statement, and further revise your disclosure here to cover these new notes.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: John J. Kelley III
        Keith M. Townsend
        King & Spalding LLP
        1180 Peachtree Street
        Atlanta, GA 30309
        via facsimile at (404) 572-5100